Exhibit 99.2

SAIFUN SEMICONDUCTORS LTD.

6 Arie Regev Street, Netanya, Israel

May 17, 2007

Dear Shareholder,

        You are cordially invited to attend the 2007 Annual General Meeting (the “Annual Meeting”) of the shareholders of Saifun Semiconductors Ltd. (the “Company”), on Thursday, June 28, 2007, beginning at 17:00 local time, at the offices of the Company at 6 Arie Regev Street, Netanya, Israel.

        The Company Secretary’s formal notice of the meeting, published on May 11, 2007, and the Proxy Statement appear on the following pages and describe in detail the matters to be acted upon at the Annual Meeting.

        Only shareholders who held shares at the close of business on May 17, 2007 are entitled to notice of, and to vote at, the meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

        Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

        We look forward to seeing as many of you as can attend the meeting.

Very truly yours, Dr. Boaz Eitan Chairman of the Board of Directors

SAIFUN SEMICONDUCTORS LTD.

6 Arie Regev St., Netanya, Israel

Tel: 972-9-8928444

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

As originally published on May 11, 2007

To be held on June 28, 2007

        NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting (the “Annual Meeting”) of the shareholders of Saifun Semiconductors Ltd. (the “Company”) will be held on Thursday, June 28, 2007, at 17:00 pm Israel time, at the offices of the Company at 6 Arie Regev Street, Netanya, Israel. The Annual Meeting is being called for the following purposes:

(1)	To re-elect (i) Mr. Matty Karp, and (ii) Mr. Yossi Sela as the two Class II directors of the Company, each to serve until the 2010 Annual General Meeting in accordance with the Company’s Articles of Association;

(2)	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors for the fiscal year 2007 and its service as the Company’s independent auditors until the next Annual General Meeting and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the Audit Committee, to fix remuneration of said auditors in accordance with the volume and nature of their services; and

(3)	To report on the business of the Company for the year ended December 31, 2006 (including review of the 2006 financial statements).

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon, is necessary for the approval of each proposal.

        Only shareholders of record at the close of business on May 17, 2007 shall be entitled to vote at the Annual Meeting or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or around May 22, 2007, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed on a Form 6-K and will be available on the Company’s website www.saifun.com on or around May 22, 2007. Signed proxy cards may be delivered to the Company through the office of its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may address the Company, no later than May 27, 2007, and submit a position paper on his or her behalf.

BY ORDER OF THE BOARD OF DIRECTORS Guy Hadar, Adv. Corporate Secretary

Netanya, Israel
May 11, 2007

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

        This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of Saifun Semiconductors Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 28, 2007, beginning at 17:00 local time, at the offices of the Company at 6 Arie Regev Street, Netanya, Israel (the “Annual Meeting”).

The Proxy

        Dr. Boaz Eitan, Igal Shany and Guy Hadar, or any of them, have been appointed as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

        All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy with respect to such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

        A shareholder may revoke a proxy in one of the following ways: (1) by written notice delivered to the Company canceling the proxy or appointing a different proxy, (2) by written notice received by the Chairman of the Annual Meeting of the revocation of the proxy, or (3) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Shareholders Entitled to Vote – Record Date

        Shareholders of record who held ordinary shares at the close of business on May 17, 2007 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

        As of the Record Date, there were 31,312,158 ordinary shares issued, outstanding and entitled to vote at the Annual Meeting.

Quorum and Voting

        Pursuant to the Company’s Articles of Association, the quorum required for the transaction of business at the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3% of the Company’s voting power.

        Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger. Proxies submitted without a vote by brokers are referred to as “broker non-votes.” On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

        On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy is required to adopt each proposal.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting, subject to the provisions of the Company’s Articles of Association with respect to Exceptional Holdings1 which shall have no voting rights at any meeting of the Company’s shareholders. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon each of such joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s shareholder register.

[1] Under Article 33 of the Company’s Articles of Association, “Exceptional Holdings” means those shares held by a U.S. shareholder of the Company (other than by a Permitted U.S. Shareholder as defined therein) which should be excluded such that the shares held by such U.S. shareholder will constitute less than 9.9% of the voting power of all issued and outstanding shares of the Company.

Voting Results

        The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Company’s corporate secretary based on the information provided by the Company’s transfer agent and will be published following the Annual Meeting on Form 6-K. In accordance with the Companies Regulations (Written Ballot and Position Papers) – 2005, shareholders who hold at least five percent (5%) of the Company’s outstanding voting rights without taking into consideration the voting rights held by the Controlling Shareholder of the Company 2 (see principal shareholders’ table on the next page), are entitled, following the Annual Meeting, to inspect the signed proxy cards to be kept by the Company at its registered office or at the office of its transfer agent.

Proxy Solicitation

        The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies, the costs of which will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

[2] For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s actions (other than by means of being a director or office holder of the Company). Any person holding one half or more of (i) the voting power of the Company, or (ii) the right to appoint directors or the Chief Executive Officer, is presumed to have control of the Company.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of ordinary shares by: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and includes the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares

Dr. Boaz Eitan(1)	11,023,776	34.5%

IDB Holding Corporation Ltd.(2)	2,708,859	8.5%

All directors and executive officers as a group(3)	12,710,366	39.3%

(1)	Based on a Schedule 13G filed on February 14, 2007and on other information provided to us, the number of shares beneficially owned consists of 4,920,440 ordinary shares and options to purchase 102,218 ordinary shares held directly by Dr. Boaz Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Boaz Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Boaz Eitan’s wife. Dr. Boaz Eitan disclaims beneficial ownership of the shares held by the foregoing except to the extent of his pecuniary interest therein.

(2)	Based on information provided to us, the number of shares beneficially owned consists of 2,708,859 ordinary shares held by Clal Electronic Industries Ltd. a wholly owned subsidiary of Clal Industries and Investments Ltd. (“Clal”). Clal is a majority owned subsidiary of IDB Development Corporation Ltd. (“IDBD”), which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd. (“IDBH”). IDBH, IDBD and Clal are public Israeli companies traded on the Tel Aviv Stock Exchange. IDBH is controlled as follows: (i) Ganden Holdings Ltd., or Ganden, which is a private Israeli company controlled by Nochi Dankner (who also is the Chairman of IDBH, IDBD and Clal and one of Clal’s directors) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDBH, Deputy Chairman of IDBD, and a Co-Executive Officer of Clal, and another son, Shay Livnat, is a director of Clal) holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is one of Clal’s directors and he and their son Dori Manor are directors of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Most of the foregoing shares in IDBH have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares. Based on the foregoing, IDBH and IDBD (by reason of their control of Clal), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Clal and CEI the power to vote and dispose of the Company’s shares beneficially owned by Clal and CEI.

(3)	Includes ordinary shares owned by entities affiliated with directors of the Company as well as options to purchase ordinary shares that are exercisable within 60 days of the Record Date. Each director disclaims such beneficial ownership except to the extent of his pecuniary interest therein. In addition, this amount consists of shares and options to purchase ordinary shares held by executive officers.

PROPOSAL ONE

Election of Class II Directors

Background

        Following the Annual Meeting, our Board of Directors shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

        Under our Articles of Association, our directors (other than the outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2006 and thereafter, each year the term of office of one class of directors expires. The term of Class II directors, consisting of Mr. Matty Karp and Mr. Yossi Sela, ends at this Annual Meeting.

        Class I directors, consisting of Dr. Boaz Eitan and Mr. Kobi Rozengarten, will hold office until our annual meeting of shareholders in 2009. Class III directors, consisting of Mr. Kenneth Levy, will hold office until our annual meeting of shareholders in 2008. In addition, the Company has two outside directors, Mr. George Hervey and Ms. Ida Keidar-Malits who serve on the Board for fixed periods in accordance with the Israeli Companies Law –1999.

        The two current Class II directors, Mr. Matty Karp and Mr. Yossi Sela, are proposed for re-election by the shareholders. If re-elected at this Annual Meeting, each of the nominees will serve until the 2010 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.

Class II Director Nominees

        The following nominees, all current directors of the Company and members of Class II directors, whose relevant information is provided below, have advised the Company that they will continue to serve as directors if re-elected:

        Matty Karp has served as a director since March 2001. In 1997, Mr. Karp co-founded Concord Ventures, a leading Israeli capital venture fund. From 1994 to 1997, Mr. Karp served as the President of Nitzanim Venture Fund. From 1987 to 1994, Mr. Karp served as Chief Executive Officer of Kardan Technologies. Prior to that, Mr. Karp served as Corporate Vice President for Business Development, Marketing, and Sales and Head of the Systems and Products Group at Elbit Computers Ltd., a leading Israeli high-tech company with worldwide activities in the defense and healthcare sectors. Mr. Karp has served on the Board of Directors of Galileo Technology, Accord Networks and Wintegra. Mr. Karp holds a B.Sc. cum laude in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

        Yossi Sela has served as a director since 2000. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology. In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Allot Communications, Ltd., and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an MBA from Tel Aviv University.

Proposed Resolution

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to re-elect Mr. Matty Karp and Mr. Yossi Sela as the Company’s Class II Directors, each to serve until the 2010 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

        The affirmative vote of the holders of a majority of the voting power represented and voting at the Annual Meeting in person or by proxy is necessary to re-elect each of the above – named nominees as Class II directors.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO

Approval of Independent Auditors and Authorization to Determine Compensation

Background

        The Company, based upon the recommendation of the Audit Committee and the Board of Directors, is submitting for approval of its shareholders the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2007, and to serve as its independent auditors until the next annual general meeting. The Company is also submitting for approval of its shareholders the authorization of the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said auditors in accordance with the volume and nature of their services. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

        The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost, Forer, Gabbay and Kasierer (a member of Ernst & Young Global) in each of its previous two fiscal years:

	2005	2006
	(unaudited)

Audit fees	$66,381	$55,000
Audit-related fees(1)	316,508	167,065
Tax fees(2)	29,419	10,948
All other fees	-	-

Total	$412,308	$233,013

(1)	“Audit-related fees” includes fees for services performed in connection with our registration statement on Form F-1 for our initial public offering, our Annual Report on Form 20-F and compliance with Section 404 of the Sarbanes-Oxley Act.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

        The Company’s Audit Committee pre-approved all audit and non-audit services provided to the Company and its subsidiaries during the periods listed above.

        Representatives of Kost, Forer, Gabbay and Kasierer will not be present at the Annual Meeting.

Proposed Resolutions

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2007, and its service as the Company’s independent auditors until the next annual general meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation

        The Board of Directors accepts the recommendation of the Audit Committee and recommends that the shareholders vote “FOR” the adoption of such resolution.

REPORT OF THE BOARD OF DIRECTORS ON THE BUSINESS OF THE COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2006 AND REVIEW OF THE 2006
FINANCIAL STATEMENTS

        In accordance with Section 60(b) of the Israeli Companies Law-1999, at the Annual Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the Company’s annual report for 2006 will be reviewed and discussed.

        Copies of the Company’s 2006 Annual Report to shareholders will be mailed to our shareholders along with this Proxy Statement. The Annual Report on Form 20-F of the Company for the year ended December 31, 2006, which includes the audited consolidated financial statements of the Company, is also available on the Company’s website, at www.saifun.com.

OTHER BUSINESS

        The Board of Directors is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons names as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders to be held in 2008 must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented thereat. Under the Israeli Companies Law, only shareholders who hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company’s annual meeting of shareholders to be held in 2008, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement by March 1, 2008, the Company will not include such proposal in the agenda for the 2008 Annual Meeting of shareholders.

ADDITIONAL INFORMATION

                 Copies of the Company’s 2006 Annual Report to shareholders will be mailed to shareholders along with this Proxy Statement. The Company also filed an Annual Report on Form 20-F for the year ended December 31, 2006 with the Securities and Exchange Commission on April 2, 2007, subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.

By order of the Board of Directors: —————————————— Dr. Boaz Eitan Chairman of the Board of Directors

Netanya, Israel
May 17, 2007